SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002

Hurricane Hydrocarbons Ltd. (Translation of registrant’s name into English)

140 — 4th Avenue SW #1460, Calgary, Alberta, Canada T2P 3N3 (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F ☐ Form 40-F ☒

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐ No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Hurricane Hydrocarbons Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 13, 2002
Hurricane Hydrocarbons Ltd.

By:
/s/ Ihor Wasylkiw

Ihor Wasylkiw
Vice President Investor Relations

NEWS RELEASE

FOR IMMEDIATE RELEASE — December 13, 2002

FOR:	Hurricane Hydrocarbons Ltd.
SUBJECT:	Central Asian Secondary Offering of Hurricane Shares Priced

CALGARY, Alberta — Hurricane Hydrocarbons Ltd. (“Hurricane”) announces that it has filed a final short form prospectus in Canada and the United States with respect to the previously announced secondary public offering of its common shares by Central Asian Industrial Holdings N.V. (“CAIH”).

CAIH will sell 8,000,000 common shares in the offering at a price of C$13.85 (US$8.90) per share. CAIH has also granted the underwriters an over-allotment option to purchase up to 800,000 common shares. Following completion of the offering, CAIH ownership would be reduced from the current 30% to approximately 20% (approximately 19% if the over-allotment option were exercised in full). The offering is expected to close on or about December 18, 2002. Hurricane will not receive any proceeds from the offering.

The underwriters of the offering are CIBC World Markets Inc. and BMO Nesbitt Burns Inc.

Hurricane is a Canadian corporation engaged in the exploration and production, refining and marketing of crude oil and refined products in the Republic of Kazakhstan.

Hurricane’s shares trade in the United States on the New York Stock Exchange under the symbol HHL. They also trade on the Toronto Stock Exchange under the symbol HHL and on the Frankfurt exchange under the symbol HHCA. Hurricane’s 12% Senior Notes due 2006 are listed on the Toronto Stock Exchange under the symbol HHL.DB.U and on the Luxembourg Stock Exchange.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:

Bernard F. Isautier	Ihor P. Wasylkiw
President and CEO	Vice President Investor Relations
+44 (1753) 410-020	+1 (403) 221-8658

Suite #1460 Sun Life Plaza North Tower 140 — 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3
Telephone: (403) 221-8435 Fax: (403) 221-8425